UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.              English translation of a letter dated August 11, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

TELECOM ARGENTINA S.A.

Buenos Aires, August 11, 2021

To

Comisión Nacional de Valores

Re: Telecom Argentina S.A.

Change of Registered Office

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the Board of Directors of the Company in a meeting held today, decided to change the Registered Office of Telecom Argentina to General Hornos 690, City of Buenos Aires, effective as of September 1, 2021.

Yours sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 11, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations